UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-11377

CINERGY CORP. NON-UNION EMPLOYEES’ 401(k) PLAN

(Full title of the plan)

CINERGY CORP.

(Name of issuer of the securities held pursuant to the plan)

139 East Fourth Street
Cincinnati, Ohio 45202

(Address of principal executive offices)

Cinergy Corp. Non-Union Employees’
401(k) Plan

Index to Financial Statements and Exhibits

(a) Financial Statements

Independent Auditors’ Report

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

Notes to Financial Statements

(b) Exhibits
23	Independent Auditors’ Consent
99.1	Certification of Chairperson, Cinergy Corp. Benefits Committee Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Benefits Committee
of Cinergy Corp.:

We have audited the accompanying statements of net assets available for benefits of Cinergy Corp. Non-Union Employees’ 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio

June 25, 2003

Cinergy Corp. Non-Union Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	December 31,
	2002	2001
ASSETS:
Investments, at fair value (See Notes 3 and 4)
Plan interest in Cinergy Corp. Common Stock Master Trust	$156,013,471	$173,390,671
Plan interest in Cinergy Corp. Mutual Funds Master Trust	198,344,573	224,591,416
Total Investments	354,358,044	397,982,087

Employer’s contribution receivable	1,653,676	2,985,517

Net assets available for benefits	$356,011,720	$400,967,604

The accompanying notes are an integral part of these statements.

Cinergy Corp. Non-Union Employees’ 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001

	December 31,
	2002	2001
ADDITIONS:
Additions to net assets attributed to:
Investment (loss) income:
Plan interest in Cinergy Corp. Mutual Funds Master Trust (See Note 4)	$(37,858,832)	$(16,083,113)
Plan interest in Cinergy Corp. Common Stock Master Trust (See Note 4)	11,137,884	1,491,519

Net investment loss	(26,720,948)	(14,591,594)

Contributions:
Participant	18,421,014	17,491,289
Employer	9,972,752	8,981,903
Rollover	982,737	503,067
	29,376,503	26,976,259
Total additions	2,655,555	12,384,665

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	49,347,641	21,162,605
Administrative fee	7,467	2,016
Total deductions	49,355,108	21,164,621

Net decrease prior to transfers	(46,699,553)	(8,779,956)
Interplan transfers (See Note 2)	1,743,669	3,377,227
	(44,955,884)	(5,402,729)

Net assets available for benefits:
Beginning of year	400,967,604	406,370,333
End of year	$356,011,720	$400,967,604

The accompanying notes are an integral part of these statements.

Cinergy Corp. Non-Union Employees’ 401(k) Plan

Notes to Financial Statements
December 31, 2002 and 2001

(1)                                  Plan Description-

The following description of the Cinergy Corp. Non-Union Employees’ 401(k) Plan (the Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)                       General—The Plan is a defined contribution plan covering non-union employees of Cinergy Corp. and subsidiaries (collectively, the Company) who meet minimum age and service requirements.  The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company (Fidelity) and U.S. Trust Company of California N.A. (US Trust).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The administrative expenses of the Plan are paid by the Company.

(b)                     Contributions— The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate.  The contributions made to the plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the plan administrator.  If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the IRS maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual compensation.  Pre-tax and after-tax contributions are subject to certain limitations.  The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.  Prior to 2002, participants could contribute up to 15% of annual pre-tax compensation, as defined in the Plan document.  They could also make after-tax contributions, when combined with pre-tax contributions, could not exceed 15% of base pay.

The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay.  An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals.  Only employees making pre-tax contributions will receive the incentive match.  All employer contributions are invested by the trustee in the Cinergy Common Stock Fund.  The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in Note 3 as “Non-participant Directed” funds until the participant elects to transfer the funds to another investment option.  Prior to 2002, the Company match was 60% of the first 5% of base pay.  The incentive match was up to 40% of the first 5% of base pay that a participant contributed.  For those employees that did not contribute to the Plan, the incentive match was based upon assuming the employee contributed 1% of base pay.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year.  For 2002, the IRS allowed participants over the age of 50 to contribute up to an additional $1,000 over and above the $11,000 pre-tax limit. Cinergy will not provide a base company match or incentive match on these additional contributions.

(c)                       Vesting—Participants are immediately vested in all contributions and earnings thereon.

(d)                     Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and plan earnings.  Allocations are based on the participant’s account balance or contribution percentage as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

(e)                      Payments of Benefits—Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability.  Distributions are paid in a lump sum for vested benefits of $5,000 or less.  Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000.  Active participants are also eligible to apply to the Plan administrator for “hardship” withdrawals from their pre-tax account in accordance with Plan provisions.

(f)                        Participant Loans—Subject to certain limitations, participants may apply for loans from their pre-tax account balances.  Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within 54 months through regular payroll deductions.

(2)                                  Significant Accounting Policies-

(a)                      Basis of Accounting—The accompanying financial statements of the Plan are prepared on an accrual basis.

(b)                     Investment Valuation and Income Recognition—Investments of the Plan are stated at fair value.  Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end.  Company common stock is valued at its quoted market price.  Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade–date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Cinergy Corp. Union Employees’ 401(k) Plan, and the Cinergy Corp. Union Employees’ Savings Incentive Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification.  Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

(c)                      Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(d)                     Payments of Benefits—Benefit payments are recorded when paid.

(3)                                  Non-participant Directed Investments-

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2002	2001
Net assets:
Cinergy Common Stock Fund	$103,483,780	$105,400,613

	Year Ended December 31, 2002	Year Ended December 31, 2001
Changes in net assets:
Contributions	$9,972,752	$8,981,903
Dividends	5,337,002	5,201,112
Net appreciation (depreciation)	1,435,186	(4,085,454)
Benefits paid to participants	(7,611,021)	(3,305,081)
Transfers to participant directed investments	(11,399,091)	(2,649,752)
Interplan transfers	348,339	674,934
	$(1,916,833)	$4,817,662

(4)                                  Investments-

The Plan invests in Cinergy Corp. Common Stock Master Trust and in Cinergy Corp. Mutual Funds Master Trust, which were established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans.  Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trusts described above:

•                  The Cinergy Corp. Union Employees’ 401(k) Plan, which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

•                  The Cinergy Corp. Union Employees’ Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Independent Utilities Union, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, and The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1.  This Plan does not participate in the Cinergy Corp. Mutual Funds Master Trust and first became a participant of the Cinergy Corp. Common Stock Master Trust in December 2002.

The Plan has an undivided interest in the Master Trusts.  The assets of the Master Trusts are held by Fidelity Management Trust Company.  Fidelity Management Trust Company in the name of US Trust as Trustee holds the Plan interest in Cinergy Corp. Common Stock Master Trust.  A summary of the net assets of the Master Trusts as of December 31, 2002 and 2001 is as follows:

Investments in Cinergy Corp. Mutual Funds Master Trust:

	2002	2001
Cash and cash equivalents	$29,470,356	$23,972,174
Loans to participants	11,827,181	11,344,596
Mutual funds	215,730,173	250,289,906
Net assets of Cinergy Corp. Mutual Funds Master Trust	$257,027,710	$285,606,676

Investments in Cinergy Corp. Common Stock Master Trust:

	2002	2001
Cash and cash equivalents	$3,128,910	$292,289
Cinergy Corp. common stock	335,353,736	214,517,837
Total investments	338,482,646	214,810,126
Receivables:
Accrued interest	2,981	2,620
Securities sold	511,110	1,032,023
Total assets	338,996,737	215,844,769
Liabilities – Securities purchased	(89,244)	(591,182)

Net assets of Cinergy Corp. Common Stock Master Trust	$338,907,493	$215,253,587

Allocations of the Plan interest in Cinergy Corp. Mutual Funds Master Trusts to participating plans as of December 31, 2002 and 2001 are as follows:

	2002		2001
	Amount	Percent	Amount	Percent
Cinergy Corp. Union Employees’ 401(k) Plan	$58,683,137	23%	$61,015,260	21%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	198,344,573	77%	224,591,416	79%
	$257,027,710		$285,606,676

Allocations of the Plan interest in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	2002		2001
	Amount	Percent	Amount	Percent
Cinergy Corp. Union Employees’ 401(k) Plan	$41,846,143	12%	$41,862,916	19%
Cinergy Corp. Non-Union Employees’ 401(k) Plan	156,013,471	46%	173,390,671	81%
Cinergy Corp. Union Employees’ Savings Incentive Plan	141,047,879	42%	—	—
	$338,907,493		$215,253,587

Allocations of income in Cinergy Corp. Mutual Funds Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	2002	2001
Cinergy Corp. Mutual Funds Master Trust:
Interest and dividends	$4,704,016	$7,395,388
Net depreciation in fair value of investments	(52,408,382)	(27,489,459)

Net Trust investment loss	$(47,704,366)	$(20,094,071)

Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	2002	2001
Cinergy Corp. Common Stock Master Trust:
Interest and dividends	$10,736,654	$11,350,325
Net appreciation (depreciation) in fair value of investments	11,256,385	(9,520,342)

Net Trust investment income	$21,993,039	$1,829,983

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
Plan interest in Cinergy Corp. Common Stock Master Trust	$156,013,471	$173,390,671

Plan interest in Cinergy Corp. Mutual Funds Master Trust	198,344,573	224,591,416

(5)                                  Federal Income Tax Status-

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6)                                  Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)                                  Related Party Transactions-

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the Trustee for all Plan investments, except for the Plan’s interest in Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.  US Trust is the Trustee for the Plan’s interest in the Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(8)                                  Investment Risk-

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

(9)                                  Plan Changes

Effective January 1, 2002, the Plan was restated to allow the portion of the Plan that is held at any one time in the Cinergy Common Stock Fund to be designated as an Employee Stock Ownership Plan within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Cinergy Corp. Common Stock and is intended to qualify under Section 401(a) of the IRC as a stock bonus plan.

In addition, the portion of the Plan that at any one time is not held in the Cinergy Common Stock Fund is a profit sharing plan for purposes of Section 401(a)(27)(B) of the IRC that is intended to qualify under Section 401(a).  This profit sharing plan includes a cash or deferred arrangement intended to qualify under Section 401(k) of the IRC.

The suspension of contributions due to a participant taking a hardship withdrawal in 2002 or later will be reduced from 12 months to 6 months.

Effective January 1, 2002, the Plan was amended to provide participants the flexibility in receiving Cinergy common stock dividends.  Participants (active employees, employees on a leave of absence or long term disability, retirees or former employees) who have an account balance in the Plan, have an annual opportunity to decide if they want dividends as income (cash) or if they want them reinvested in the Cinergy Common Stock Fund.

(10)                            Subsequent Event -

The Plan was restated effective January 1, 2003, to allow the Company, at its discretion, to make either a balanced profit sharing contribution or investor profit sharing contribution to the Plan for the Plan year in an amount determined by the Company.  Any Balanced or Investor Profit Sharing Contributions made by the Company for a Plan year shall be allocated between Balanced and Investor program employees who are employed as a program employee on the last day of the Plan year. The allocable share of each such program employee shall be in the ratio which the Profit Sharing Earnings bears to the aggregate of such Profit Sharing Earnings for all such program employees. (See plan for additional details)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINERGY CORP. NON-UNION EMPLOYEES’
401(K) PLAN

By	/s/ Lisa Carver

Plan Administrator

June 27, 2003